Mail Stop 3233

                                                           September 10, 2018
Via E-mail
Daniel Draper, Chief Executive Officer
Invesco CurrencyShares  Euro Trust
Invesco Specialized Products, LLC
3500 Lacey Road
Suite 700
Downers Grove, Illinois 60515

       Re:    Invesco CurrencyShares  Euro Trust
              Registration Statement on Form S-1
              Filed August 31, 2018
              File No. 333-227157

Dear Mr. Draper:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202)551-3585 with any questions.


                                                           Sincerely,

                                                           /s/ Stacie D. Gorman

                                                           Stacie Gorman
                                                           Senior Counsel
                                                           Office of Real
Estate and
                                                           Commodities

cc: Patrick Daugherty, Esq. (via  email)